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                                                                      EXHIBIT 5

                                BBN CORPORATION
                            150 CAMBRIDGEPARK DRIVE
                        CAMBRIDGE, MASSACHUSETTS 02140

                                                                   May 12, 1997

Dear Stockholder:

  We are pleased to report that BBN Corporation (the "Company") has entered into a merger agreement with GTE Corporation ("GTE") and one of its subsidiaries that provides for the acquisition of the Company by GTE at a price of $29.00 per share in cash. Under the terms of the proposed transaction, a GTE subsidiary is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $29.00 per share. Following the successful completion of the GTE tender offer, the GTE subsidiary will be merged into the Company and all shares not purchased in the GTE tender offer will be converted into the right to receive $29.00 per share in cash in the merger.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE GTE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE GTE TENDER OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE SHAREHOLDERS OF THE COMPANY.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated May 6, 1997 of Alex. Brown & Sons Incorporated ("Alex. Brown"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $29.00 per share to be received by Company shareholders (other than GTE and its affiliates) in the offer and the merger was fair from a financial point of view to such shareholders.

  Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is GTE's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials, including Alex. Brown's opinion which is attached to the Schedule 14D-9, carefully.

  The management and directors of BBN Corporation thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ George H. Conrades
                                          George H. Conrades
                                          Chairman of the Board, President
                                          and Chief Executive Officer